Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF THE DESIGNATIONS OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF TOREADOR RESOURCES CORPORATION

     Pursuant to Section 151(g) of the Delaware General Corporation Law, as amended (the “DGCL”), Toreador Resources Corporation, a Delaware corporation (the “Corporation”), submits the following for the purpose of eliminating the designations of the Corporation’s Series A Convertible Preferred Stock (“Series A Designations”) contained in Exhibit A of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on or about May 30, 2002:

     1. The name of the corporation is Toreador Resources Corporation, a Delaware corporation.

     2. Authorized shares of the Corporation’s Series A Convertible Preferred Stock, par value $1.00 per share (“Series A Preferred Stock”), were issued on December 16, 1998.

     3. The holders of the Series A Preferred Stock converted their shares of Series A Preferred Stock into shares of the Corporation’s common stock, par value $0.15625 per share, and thus none of the authorized and previously issued shares of Series A Preferred Stock remain outstanding.

     4. The Board of Directors of the Corporation duly adopted the following resolutions eliminating the Series A Designations:

     “WHEREAS, the Corporation issued shares of Series A Preferred Stock on December 16, 1998; and

     WHEREAS, the holders of the Series A Preferred Stock converted their shares of Series A Preferred Stock into shares of the Corporation’s common stock, par value $0.15625 per share, and thus none of the authorized and previously issued shares of Series A Preferred Stock remain outstanding; and

     WHEREAS, pursuant to Section 151(g) of the DGCL, the Board of Directors of the Corporation desires to eliminate the Series A Designations; now, therefore, be it

     RESOLVED, that the Corporation shall be prohibited from issuing authorized but unissued shares of Series A Preferred Stock pursuant to the Series A Designations; and, be it

     FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to prepare, execute, attest and file with the Secretary of State of the State of Delaware a Certificate of Elimination of the Designations of the Series A Convertible Preferred Stock substantially in the form attached hereto as Exhibit A (the “Series A Certificate of Elimination”) in accordance with the applicable provisions of the DGCL, and to take all actions that such officers deem necessary and appropriate to eliminate the Series A Designations as contemplated by the foregoing resolutions; and, be it

     FURTHER RESOLVED, that upon the execution, attestation and filing of the Series A Certificate of Elimination with the Secretary of State of the State of Delaware, the Series A Designations shall be eliminated, and the authorized but unissued shares of Series A Preferred Stock shall revert to undesignated shares of the Corporation’s preferred stock.”

     5. The Certificate of Elimination of the Designations of the Series A Convertible Preferred Stock was duly adopted in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law.

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Signature Page to Follows.]

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed this 31st day of January, 2005.

TOREADOR RESOURCES CORPORATION
By:	/s/ G. Thomas Graves III
G. Thomas Graves III
President and CEO